Exhibit 21

SUBSIDIARIES OF TAMPA ELECTRIC COMPANY

The following is a list of subsidiaries (greater than 50% owned) of Tampa Electric Company and their respective states or other jurisdictions of incorporation or organization.

Subsidiary Name	State or Other Jurisdiction of Incorporation or Organization
SLA 75, LLC	Florida
TECO Partners, Inc.	Florida
TEC Receivables Corp.	Delaware